UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PEPSI-GEMEX, S.A. DE C.V.
                            (Name of Subject Company)

                         THE PEPSI BOTTLING GROUP, INC.
                        (Name of Filing Person- Offeror)

                            Global Depositary Shares

                       Ordinary Participation Certificates

                    Series B Common Shares, without par value

                Series L Limited Voting Shares, without par value

                  Series D Preferred Shares, without par value
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                 John T. Cahill
                             Chief Executive Officer
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000

                                    Copy to:
                                Pamela C. McGuire
              Senior Vice President, General Counsel and Secretary
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation*                  AMOUNT OF FILING FEE
                  N/A                                     N/A
================================================================================
     * To be provided upon filing of Schedule TO on the commencement of the tender offer, as set forth in Instruction D to Schedule TO.

[ ]  Check the box if any  part of the    Check the  appropriate  boxes below to
     fee is offset as provided by Rule    designate  any  transactions  to which
     O-11(A)(2)  and    identify   the    the statement relates:
     filing  which  the offsetting fee    [ ]  Third-party  tender offer subject
     was previously paid. Identify the         to Rule 14D-1.
     previous filing  by  registration    [ ]  Issuer  tender offer  subject  to
     statement number, or the  form or         Rule 13E-4.
     schedule  and  the  date  of  its    [X]  Going-private transaction subject
     filing.                                   to Rule 13E-3.
          Amount previously paid:         [ ]  Amendment to  Schedule  13D under
          ____________________________         Rule 13D-2.
          Filing party:_______________    [ ]  Check the box if the  filing is a
          Form or registration No.:            final   amendment  reporting  the
          ____________________________         results of a tender offer.
          Date filed: ________________
[X]  Check   the  box  if  the  filing
     relates solely to the preliminary
     communications  made  before  the
     commencement of  a  tender offer.

ITEM 12.          EXHIBITS

Exhibit 99.1      Press release dated May 7, 2002.

Exhibit 99.2      Notice to employees dated May 7, 2002.

Exhibit 99.3      Non-binding Term Sheet.









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